Exhibit 99.1


                   FREEPORT-McMoRan INC. AND ARCADIAN CORPORATION
                            ANNOUNCE BUSINESS COMBINATION



               NEW ORLEANS, LA. and  MEMPHIS, TN., August 7, 1996 --

          Freeport-McMoRan Inc. (NYSE:FTX) and Arcadian Corporation (NYSE:

          ACA; ACA PRA) announced today that they have signed a non-binding letter of intent for the combination of their businesses into a newly formed corporation, pursuant to which it is contemplated that (i) the outstanding common stock of FTX and Arcadian would be converted into common stock of the new company, (ii) the new company would become the ultimate parent corporation of FTX and

          Arcadian, and (iii) FTX and Arcadian would become wholly-owned direct or indirect subsidiaries of the new company.  Although it is not a condition to the combination, it is also intended that

          Freeport-McMoRan Resource Partners, Limited Partnership

          (NYSE:FRP) will be offered an opportunity to participate in a transaction that would convert the publicly held limited

          partnership units of FRP into capital stock of the new company.

          An application will be made to list the common  stock of the new company on the New York Stock Exchange, and its aggregate market value would be approximately $3 billion based on current trading prices and assuming that FRP public unitholders elect to

          participate in the transaction.

               In the proposed combination, each share of common stock of

          FTX would be exchanged for one share of the new company's common stock, and each share of common stock of Arcadian would be exchanged for 0.658 shares of the new company's common stock.

          FTX's common stock closed yesterday at $36.50 per share, and

          Arcadian's common stock closed yesterday at $20.625 per share.

          In addition, each share of Arcadian's Mandatorily Convertible

          Preferred Stock, Series A, outstanding immediately prior to the combination would be converted into one share of a newly created

          Mandatorily Convertible Preferred Stock of the new company with substantially equivalent rights and preferences as the Arcadian stock, except that it would be convertible into up to 0.658

          shares of the new company's common stock.    In the proposed

          transaction with FRP, each public limited partnership unit would be converted into capital stock of the new company at a

          conversion rate to be agreed upon by FTX, FRP and Arcadian, and approved by a vote of the FRP public unitholders.  The

          transactions are expected to be tax-free to FTX, Arcadian and FRP as well as to the shareholders of Arcadian and FTX and the public unitholders of FRP.

               James R. Moffett, Chairman of the Board of Freeport-McMoRan

          Inc. said:  "The combination of Freeport-McMoRan and Arcadian would create an enterprise with over $2 billion in estimated consolidated annual revenues, over $500 million of estimated consolidated annual operating cash flow (including the revenues and cash flow attributable to FRP) and a very strong capital structure, which would be an industry leader in its current operations and an aggressive participant in worldwide

          agricultural mineral opportunities."  The reporting of these amounts on a consolidated basis is consistent with FTX's

          historical presentation.

               William A. McMinn, Chairman of the Board of Arcadian

          Corporation said:  "This proposed transaction would combine leading participants in two of the three major fertilizer

          nutrients.  Freeport-McMoRan's leadership role in phosphates through IMC-Agrico, and Arcadian's position as the largest producer and marketer of nitrogen fertilizers and chemicals in the Western Hemisphere would create a unique platform to

          participate in the world's expanding needs for fertilizer inputs which make efficient food production possible."

               Rene L. Latiolais, Chief Executive Officer of Freeport-

          McMoRan Inc. and Freeport-McMoRan Resource Partners said:  "This transaction, if approved by FRP public unitholders, would

          simplify the corporate structure of Freeport-McMoRan while allowing the FRP public unitholders an enhanced opportunity to participate in the growing demand for crop nutrients brought on by the worldwide agricultural revolution."

               Among other required conditions contained in the letter of intent, the proposed combination of FTX  and Arcadian is subject to the negotiation and execution of a definitive merger agreement

          (which would include customary conditions to closing), completion of due diligence, approval of the Boards of Directors of

          Freeport-McMoRan Inc. and Arcadian Corporation, approval by the shareholders of Arcadian Corporation and Freeport-McMoRan Inc.,

          and approval under the Hart-Scott-Rodino Anti-Trust Improvements

          Act.  Completion of the combination is also subject to such rights as IMC Global, Inc. (NYSE:IGL) may have to participate in the transaction under its partnership agreement with FRP

          governing their IMC-Agrico Company joint venture.  The proposed transaction with FRP would also be subject to approval of a special committee of the FTX Board of Directors representing the interests of FRP public unitholders and to a vote of those

          unitholders.   The companies intend to complete the definitive

          agreement in approximately 30 days.

               The terms of the transaction , including the offering of the new company's shares, will be set forth by means of a joint proxy statement/prospectus.

               Arcadian Corporation is the largest producer and marketer of nitrogen fertilizers and chemicals in the Western Hemisphere.

               Freeport-McMoRan Inc. owns a 51.6% interest in Freeport-

          McMoRan Resource Partners, which is engaged in the production and sale of phosphate fertilizers and animal feed ingredients as well as the mining and sale of phosphate rock through IMC-Agrico

          Company; the mining, transporting, terminalling and marketing of sulphur and the development and production of oil and gas

          reserves.